SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2009
(Rio de Janeiro – May 11, 2009) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP) and the norms issued by the CVM (Brazilian Securities and Exchange Commission). In order to facilitate comparisons, the accounting data for the periods ended in 2008 have been adjusted in line with the accounting practices determined by Law 11,638/07 and Presidential Decree 449/08.

Petrobras’ market capitalization grew by 27% over the 4Q-2008, reflecting market perception of the Company’s strategic plan released in January 2009, as well as the recovery of oil prices.

In comparison with the 4Q-2008, operating income moved up 117% to R$ 10,220 million, demonstrating the capital discipline that has underpinned all the Company’s activities, as well as the greater impact in the previous quarter of losses from impairment and the devaluation of inventories. These effects offset the downturn in domestic and international demand, the reduction in the financial result and the non-recurrence of the tax benefit related to interest on equity.

Consolidated net income in the 1Q-2009 fell 20% year-on-year, chiefly due to lower commodity prices and the decline in domestic demand for oil products, although these effects were partially offset by the 6% upturn in oil and gas production in Brazil and the increase in diesel and gasoline prices in May 2008, as well as the reduction in imports and the reduced government take due to the lower oil prices.

Total oil and gas production (Brazil and International) climbed 2% over the 4Q-2008, thanks to the recently installed platforms in Marlim Sul (P-51) and Marlim Leste (P-53). In relation to the 1Q-2008, production moved up by 6%, due to the operational start-up of the P-53 and P-51 platforms and the Agbami field in Nigeria, as well as increased output from the P-52 and P-54 platforms, more than offsetting the natural decline of the mature fields.

Expanding future oil and gas production capacity in Brazil was the 1Q-2009 investment priority, in line with the targets defined in the Petrobras System’s strategic plan.

This document is divided into five topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	05	Financial Statements	43
Operating Performance	11
Financial Statements	25
Appendices	34

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

Dear shareholders and investors,

At the same time as we are disclosing our results for the first quarter of 2009, Petrobras is reaching a milestone in its history. Eleven days ago, we began the Extended Well Test (EWT) for Tupi, the first oil from the pre-salt layer of the Santos Basin. If the beginning of Tupi production points to a bright future, our excellent current results indicate a comfortable present.

The Tupi Test marks the beginning of a new era. The development of a new exploratory frontier not only brings enormous reserve potential, but also implies a series of technological and logistics challenges. The EWT, which will last for 15 months, will initiate production via the FPSO BW Cidade de São Vicente in a 2,140 meter water table, and will be absolutely crucial for the collection of technical data regarding the development of the pre-salt reservoirs. It is extremely gratifying to see Petrobras, through its technical specialists and all those who believe in the Company, initiating output in one of the world’s most promising and challenging oil-producing regions.

Nevertheless, although the pre-salt possibilities really are exciting, we must not forget that we also have enormous resources awaiting development in the traditional areas of the Campos Basin which will make a decisive contribution to continued production growth. In the first quarter of 2009, Brazil’s oil output increased by 5% over the previous quarter and 7% year-on-year. On May 4, we achieved a new daily production record of 2,059,000 bpd, confirming our growth projections.

We also recorded some notable achievements on the exploration front, including the discovery of a new deposit in the pre-salt layer of Block BMS-9 in the area of well 4-BRSA-709, known as Iguaçu. In another area of the Campos Basin, closer to the coast and in shallower water, we discovered oil in the pre-salt layer of Block BM-S-52, known as Corcovado-1. Confirming potential light oil and gas production in the shallow waters in the south o f the Campos Basin, we declared the commercial feasibility of a new field, called Pirarucá, with an estimated volume of 550 million barrels of oil equivalent.

Our healthy results, even in an adverse economic climate, underline the robustness of our portfolio and the solidity of our management. In a quarter when Brent crude averaged US$ 44 per barrel, versus an average of US$ 97 per barrel in the 1Q08 (55% down year-on-year), we posted a net income of R$ 5.8 billion and continued to generate strong cash flow, with EBITDA of R$ 13.4 billion.

During the 1st quarter our capital spending totaled R$ 14.4 billion, largely financed from internally generated funds. We continue to enjoy access to capital from a wide range of sources; this quarter we raised R$ 5.6 billion from the international debt capital markets, commercial banks and export credit agencies (ECAs). We are confident that internal cash generation and the availability of funding from different sources will ensure adequate resources to grow our production and integrating it wity our downstream businesses.

PETROBRAS SYSTEM

Investing in growth is our priority, but always underpinned by capital discipline and cost optimization. We are doing everything possible to ensure that the costs for all our projects are compatible with the current state of the market and the industry. Concepts such as simplification, standardization and duplication, together with initiatives to stimulate the expansion and diversification of the supply chain, will all contribute towards meeting the goals of our business plan at competitive prices.

Even during this period of instability and uncertainty, we continued investing, confident that we have one of the best project and opportunity portfolios in the world. Thanks to our efficiency and capital discipline, we are in a comfortable position in regard to cash flow capacity and access to financing. Oil prices are beginning to recover, and the markets are picking up steam once again. Petrobras will follow its path of investment, growth and value creation, producing increasing quantities of oil, energy and wealth for its shareholders, investors and society as a whole.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted consolidated net income of R$ 5,816 million in the 1Q-2009, 20% down on the 1Q-2008.

R$ million
		1st Quarter

4Q-2008		2009	2008	Δ %

65,193	Gross Operating Revenues	53,575	59,094	(9)
52,136	Net Operating Revenues	42,595	46,835	(9)
4,703	Operating Profit (1)	10,220	11,616	(12)
2,405	Financial Result	(849)	(236)	(260)
6,189	Net Income	5,816	7,239	(20)
0.71	Net Income per Share(2)	0.66	0.83	(20)
223,991	Market Value (Parent Company)	285,151	364,372	(22)
28	Gross Margin (%)	39	37	2
9	Operating Margin (%)	24	25	(1)
12	Net Margin (%)	14	15	(1)
9,204	EBITDA – R$ million(3)	13,423	14,183	(5)

	Financial and Economic Indicators
55	Brent (US$/bbl)	44	97	(55)
2.28	US Dollar Average Price - Sale (R$)	2.32	1.74	33
2.34	US Dollar Last Price - Sale (R$)	2.32	1.75	32

(1)	Operating income before financial result, equity balance and taxes.
(2)	For comparative purposes, earnings per share was recalculated for previous periods due to the share split approved by the EGM of March 24, 2008.
(3)	Operating income before financial result, equity balance and depreciation/amortization.

R$ million
		1st Quarter

4Q-2008		2009	2008	Δ %

6,002	Operating Income as per Brazilian Corporate Law	9,000	11,400	(21)
(2,405)	(-) Financial Result	849	236	260
1,106	(-) Equity Income Result	371	(20)	(1,955)

4,703	Operating Profit	10,220	11,616	(12)
3,568	Depreciation / Amortization	3,203	2,567	25
933	Loss on assets recovery	-	-	-

9,204	EBITDA	13,423	14,183	(5)

18	EBITDA Margin (%)	32	30	2

EBITDA is not a measure recognized by the accounting practices adopted in Brazil and other companies may define it in different ways. It should not be considered as an alternative indicator for measuring operating income, or as the best form of measuring liquidity or cash flow from operating activities. EBITDA is an additional measure of the Company’s capacity to amortize debt, maintain investments and cover working capital needs

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the year-on-year variation in consolidated net income are shown below:

R$ million

Consolidated	1Q09 x 1Q08
Operating Income (1Q08)	11,616

Prices Effect	(4,444)
Import of oil, oil produtcs and gas	2,394
Government Take	928
Expenses with generation/trading of electrical energy	695
Write-off of dry wells	(271)
Impairment	(244)
Expenses with freight in the international market	(239)
Others	(215)

Operating Income (1Q09) (1)	10,220

The behavior of the various components of consolidated net income is shown below:

• A R$ 504 million reduction in gross profit:

		R$ million
		Change 1Q-2009 X 1Q-2008
Gross Profit Analysis - Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(1,250)	611	(639)
	- domestic prices	45	-	45
. International Market:	- export volumes	1,812	(714)	1,098
	- export price	(4,489)	-	(4,489)
. Increase (decrease) in expenses:(*)		-	3,470	3,470
. Increase (decrease) in profitability of distribution segment		143	(166)	(23)
. Increase (decrease) in profitability of trading operations		(1,251)	1,232	(19)
. Increase (decrease) in international sales		(1,312)	1,010	(302)
. FX effect on controlled companies abroad		2,167	(1,855)	312
. Other		(105)	148	43

		(4,240)	3,736	(504)

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	2,394
- domestic Government Take	928
- generation and purchase of energy for commercialization	695
- transportation: maritime and pipelines (2)	133
- nitrogens	(88)
- salaries, benefits and charges	(97)
- third-party services	(146)
- non-oil products, including alcohol, biodiesel and other	(165)
- materials, services, rent and depreciation	(184)

3,470

(1) Operating income before the financial result, equity income and taxes.
(2) Expenses from transportation, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

• An R$ 892 million increase in operating expenses, notably:

  Exploration costs (R$ 326 million), due to the increase in the write-off of dry and economically unviable wells in Brazil (R$ 195 million) and abroad (R$ 76 million), in turn caused by the intensification of the Company’s investment program;

  Selling expenses (R$ 306 million), due to higher exports and trading, which pushed up ship chartering, higher personnel expenses and the devaluation of the Real, offset by the reduction in provisions for doubtful debts;

  General and administrative expenses (R$ 200 million), due to the rise in personnel costs as a result of the increase in the workforce and pay rises in Brazil (R$ 82 million), the inclusion of expenses from the NSS refinery in Japan (R$ 18 million) and the negative exchange variation (R$ 59 million);

  Other operating expenses (R$ 126 million), due to the booking in 2009 of provisions for the devaluation of inventories (R$ 244 million), caused by the decline in commodity prices, offset by lower expenses from institutional relations and cultural projects (R$ 88 million) and unscheduled stoppages of production facilities and equipment (R$ 65 million).

• The reduced financial result (R$ 613 million), due to higher exchange losses on funds invested abroad , as shown below:

	R$ million

	1Q-2009	1Q-2008	Change

FX Effect on Net Debt	160	(42)	202
Monetary Variation in Financing	39	(61)	100
Net Financial Expenses	(839)	(400)	(439)

Financial Result on Net Debt	(640)	(503)	137

FX Variation - International Subsidiaries	(471)	(128)	(343)
FX Result - Financial Leasing - SPCs	51	34	17
Hedge for comercial operations	(14)	130	(144)
Marketable Securities	229	270	(41)
Other Net Financial Income (Expenses)	190	(59)	249
Other Net FX and Monetary Variation	(193)	21	(214)

Net Financial Results	(848)	(235)	(613)

• The decline in equity income (R$ 391 million), due to the constitution of provisions for losses from the investments in the USA (R$ 341 million), due to the difference between the estimated fair value of the net assets and that defined by the arbitration panel relative to the acquisition of the remaining 50% interest in the Pasadena refinery.

PETROBRAS SYSTEM	Financial Performance

The main factors contributing to the quarterly variation in consolidated net income are shown below:

R$ million

Consolidated	1Q09 x 4Q08
Operating Income (4Q08)	4,703

Prices Effect	(4,324)
Import of oil, oil produtcs and gas	3,812
Trading Operation	1,339
Government Take	1,643
Loss on assets recovery	933
Impairment	806
International Sales	592
Expenses with generation/trading of electrical energy	283
Others	433

Operating Income (1Q09) (1)	10,220

(1) Operating income before the financial result, equity income and taxes.

PETROBRAS SYSTEM	Financial Performance

The behavior of the various components of consolidated net income is shown below:

• A R$ 2,260 million increase in gross profit:

		R$ million
		Change 1Q-2009 X 4Q-2008
Gross Profit Analysis - Main Items		Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market:	- volumes sold	(3,957)	2,762	(1,195)
	- domestic prices	(2,772)	-	(2,772)
. International Market:	- export volumes	(1,559)	1,716	157
	- export price	(1,552)	-	(1,552)
. (Increase) decrease in expenses:(*)		-	6,058	6,058
. Increase (decrease) in profitability of distribution segment		(57)	(22)	(79)
. Increase (decrease) in profitability of trading operations		312	1,027	1,339
. Increase (decrease) in international sales		(1,240)	1,832	592
. FX effect on controlled companies abroad		(192)	(68)	(260)
. Other		1,476	(1,504)	(28)

		(9,541)	11,801	2,260

(*) Expenses Composition:	Value
- import of crude oil and oil products and gas	3,812
- domestic Government Take	1,643
- transportation: maritime and pipelines (2)	446
- generation and purchase of energy for commercialization	283
- third-party services	98
- non-oil products, including alcohol, biodiesel and other	58
- salaries, benefits and charges	7
- nitrogens	(75)
- materials, services, rent and depreciation	(214)

6,058

(2) Expenses from transportation, terminals and pipelines

PETROBRAS SYSTEM	Financial Performance

Considering that the turnover for Petrobras’ oil and oil products inventories correspond to approximately 60 days, the behavior of oil and oil products prices, as well as the FX rate on imports and government take (special participation), do not entirely affect the sales cost of the current quarter what will only fully happen in the subsequent period.

(*) The effect of the realized inventories acquired at higher unit costs in previous periods was bigger in the 4Q08 than in the 1Q09, resulting in a positive effect when we compare the COGS between these quarters.

PETROBRAS SYSTEM	Financial Performance

• A R$ 3,257 million reduction in the following operating expenses:

  Selling expenses (R$ 287 million), due to the decline in export volume, lower freight prices, a reduction in the number of oil product vessels chartered in the cabotage segment, and a decline in provisions for doubtful debts;

  General and administrative expenses (R$ 411 million), due to higher personnel expenses in the 4Q-2008 from the ACT 2008/09 (collective bargaining agreement) related to retroactive periods, and reduced expenses from consulting and data processing;

  Exploration costs (R$ 369 million) due to the reduction in geological and geophysical costs abroad (R$ 281 million); abandonment costs in Brazil (R$ 50 million), due to the revision of estimated future expenses in December 2008; and lower expenses with the write-off of dry or economically unviable wells (R$ 28 million);

  Provisions for the impairment of Exploration and Production assets (R$ 933 million) in the 4Q-2008;

  Tax expenses (R$ 280 million), due to the 4Q-2008 booking of foreign taxes on intercompany loans and dividend remittances, as well as the reduction in IOF (financial operations tax) on financial investments.

  Other operating expenses (R$ 886 million), due to higher provisions for the devaluation of oil and oil product inventories in the 4Q-2008 (R$ 806 million).

• A reduction in the financial result (R$ 3,254 million), due to the exchange loss on the use of funds abroad, offset by reduced exchange losses on financing.

	R$ millions

	1Q-2009	4Q-2008	Change

FX Effect on Net Debt	160	(1,286)	1,446
Monetary Variation in Financing	39	(64)	103
Net Financial Expenses	(839)	(1,093)	254

Financial Result on Net Debt	(640)	(2,443)	1,803

FX Variation - International Subsidiaries	(471)	4,370	(4,841)
FX Result - Financial Leasing - SPCs	51	(1,275)	1,326
Hedge for comercial and financial operations
Comercial	(14)	553	(567)
Financial	-	9	(9)

Total Hedge	(14)	562	(576)
Marketable Securities	229	177	52
Other Net Financial Income (Expenses)	190	540	(350)
Other Net FX and Monetary Variation	(194)	474	(668)

Net Financial Results	(849)	2,405	(3,254)

• An increase in equity income (R$ 735 million), chiefly due to the lower result from the petrochemical sector in the 4Q-2008 (R$ 586 million), in turn caused by the impact of the exchange variation on the debt of its investees in the 4Q-2008.

• A negative minority interest impact (R$ 2,290 million), due to the result from the Special Purpose Companies in the 4Q-2008, in turn caused by the impact of the exchange variation on their debt.

• An increase in income tax and social contributions (R$ 1,081 million), due to the tax benefit resulting from the provisioning of interest on equity in the 4Q-2008.

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)
			1st Quarter

4Q-2008			2009	2008	Δ %

Exploration & Production - Thousand bpd
		Domestic Production
	1,865	Oil and NGL	1,952	1,816	7
	330	Natural Gas (1)	309	304	2
	2,195	Total	2,261	2,120	7
		Consolidated - International Production
	121	Oil and NGL	114	108	6
	98	Natural Gas (1)	95	103	(8)
	219	Total	209	211	(1)
	14	Non Consolidated - Internacional Production (2)	12	14	(14)

	233	Total International Production	221	225	(2)

	2,428	Total production	2,482	2,345	6

(1)	Does not include liquified gas and includes re-injected gas
(2)	Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
	276	Crude oil imports	426	351	21
	123	Oil products imports	140	228	(39)

	399	Import of crude oil and oil products	566	579	(2)

	559	Crude oil exports	451	314	44
	231	Oil products exports	215	258	(17)

	790	Export of crude oil and oil products (3)	666	572	16

	391	Net exports (imports) crude oil and oil products	100	(7)	(1,529)

	182	Import of gas and other	130	194	(33)
	1	Other exports	1(3)	2	(50)
	1,917	Output of oil products	1,991	1,892	5
	1,708	• Brazil	1,771	1,776	-
	209	• International	220	116	90
	2,223	Primary Processed Installed Capacity	2,223	2,167	3
	1,942	• Brazil (4)	1,942	1,986	(2)
	281	• International	281	181	55
		Use of Installed Capacity (%)
	87	• Brazil	91	89	2
	64	• International	69	60	9
	78	Domestic crude as % of total feedstock processed	80	79	1
(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.
Sales Volume - Thousand bpd
	745	Diesel	658	702	(6)
	329	Gasoline	303	297	2
	90	Fuel Oil	97	98	(1)
	143	Nafta	152	167	(9)
	211	GLP	195	198	(2)
	74	QAV	76	75	1
	191	Other	128	166	(23)

	1,783	Total Oil Products	1,609	1,703	(6)
	37	Alcohol, Nitrogens, Biodiesel and other	97	76	28
	302	Natural Gas	215	302	(29)

	2,122	Total domestic market	1,921	2,081	(8)
	791	Exports	667	574	16
	440	International Sales	682	557	22

	1,231	Total international market	1,349	1,131	19

	3,353	Total	3,270	3,212	2

(*) Not revised

PETROBRAS SYSTEM	Operating Performance

Price and Cost Indicators (*)
			1st Quarter

4Q-2008			2009	2008	Δ %

Average Oil Products Realization Prices
176.48		Domestic Market (R$/bbl)	163.59	163.07	0.3

Average sales price - US$ per bbl
	Brazil
47.95		Crude Oil (US$/bbl)(5)	32.23	86.13	(63)
34.76		Natural Gas (US$/bbl) (6)	31.50	37.16	(15)
	International
47.37		Crude Oil (US$/bbl)	39.21	62.23	(37)
17.81		Natural Gas (US$/bbl)	12.75	16.98	(25)
(5) Average of the exports and the internal transfer prices from E&P to Supply.
(6) Internal transfer prices from E&P to Gas & Energy.

Costs - US$/barrel
	Lifting cost:
	• Brazil
8.24	• •	without government participation	7.82	8.66	(10)
18.11	• •	with government participation	14.69	24.82	(41)
5.36	• International		4.61	4.01	15
	Refining cost
2.33	• Brazil		2.58	3.61	(29)
3.70	• International		4.57	6.17(7)	(26)
589	Corporate Overhead (US$ million) Parent Company		478	648	(26)

Costs - R$/barrel
	Lifting cost
	• Brazil
19.09	• •	without government participation	17.91	15.16	18
41.48	• •	with government participation	34.24	43.20	(21)
	Refining cost
5.65	• Brazil		5.88	6.30	(7)
(7) Considering the revision of the USA Refinery Cost.
(*) Not revised

PETROBRAS SYSTEM	Operating Performance

Increased output from P-52 and P-54 (Roncador) and the start-up of P-53 (Marlim Leste) and P-51 (Marlim Sul), in the 4Q-2008 and the 1Q-2009, respectively, more than offset the natural decline in the mature fields.

The increase in production was due to the platforms recently installed in the Marlim Sul (P-51) and Marlim Leste (P-53) fields.

International oil and NGL production increased due to the start-up of production from the Agbami field in Nigeria in July 2008, partially offset by the reduction in Ecuador due to the sale of part of the interest in Block 18, and in the USA, due to the hurricane damage in September 2008, which is not yet fully repaired.

Gas production fell by 8% due to the reduction in Brazil’s imports of Bolivian gas, in turn caused by the shut-down of gas-powered thermal plants as a result of increased production by the hydroelectric plants, which were operating at high levels due to heavy rainfall.

International oil and NGL production fell due to the sale of part of the interest in Block 18 in Ecuador in the 4Q-2008, offset by the increase in Nigerian production thanks to the start-up of the new well in the Agbami field (AGB-16) in January 2009 and the start-up of the Akpo field in March 2009.

Gas production fell by 6%, due to the reduction in Brazil’s imports of Bolivian gas in the 1Q-2009, offset by the increase in Argentina due to the start-up of the new plant in the Medanito field.

PETROBRAS SYSTEM	Operating Performance

Processed crude volume in the Brazilian refineries in the 1Q-2009 was virtually identical to the 1Q-2008.

The quarterly increase was due to the resumption of operations in the REVAP distillation unit after the scheduled stoppage in the 4Q-2008.

Processed crude in the overseas refineries rose by 58% due to the inclusion of the Japanese refinery acquired in April/08, in addition to the resumption of normal activities in the Pasadena refinery in the USA following the programmed stoppage.

In comparison with the 4Q-2008, processed crude in the overseas refineries increased by 4% due to the return to normal operations in the USA, after the passage of hurricane Ike in September 2008, and the conclusion of the repairs to the catalytic cracking plant.

Excluding the impact of the appreciation of the Real, the lifting cost in Brazil climbed by 7% over the 1Q-2008 due to the increased well interventions and equipment maintenance, the higher initial unit cost of the new production systems, which will gradually come down as production moves up, and the increase in personnel expenses arising from the 2008/09 collective bargaining agreement.

Excluding the impact of the appreciation of the Real, the unit lifting cost in Brazil fell by 4% due to higher expenses with well interventions in the 4Q-2008.

PETROBRAS SYSTEM	Operating Performance

The decline in the average Brazilian oil price, following the sharp drop in international prices, led to a reduction in the lifting cost, partially offset by the increase in the tax rate, especially in the Roncador and Espadarte fields, due to increased output from the new platforms.

The unit lifting cost fell by 19% chiefly due to the decline in the average Brazilian oil price used to calculate the government take, based on the international price.

The international unit lifting cost increased due to decreased output caused by the sale of part of Block 18 in Ecuador, which has a lower cost than the international average, associated with initial production costs in the Akpo field in Nigeria.

The quarter-over-quarter reduction was due to higher material and third-party service costs in Argentina in the 4Q-2008 and increased well interventions, as well as the adjustment of contracted services, partially offset by the increase generated by the decline in production.

PETROBRAS SYSTEM	Operating Performance

Excluding the impact of the appreciation of the Real, the domestic refining cost fell by 4% year-on-year due to reduced expenses from scheduled stoppages and third-party services, and lower electricity costs.

Excluding the exchange impact, the domestic refining cost increased by 12% over the 4Q-2008 due to the upturn in catalyst prices, higher consumption of materials and chemical products and greater expenditure on conservation and repairs.

The international refining cost fell due to the higher volume of processed crude and reduced maintenance costs, thanks to the return to normal operations of the Pasadena refinery after the scheduled stoppage in the 1Q-2008, associated with the inclusion of the Japanese refinery as of April 2008 which has a lower refining cost than the international average.

The quarter-over-quarter upturn was chiefly due to third-party services arising from the scheduled stoppage to the alkylation unit in the USA in February 2009.

PETROBRAS SYSTEM	Operating Performance

Excluding the impact of the depreciation of the Real, corporate overhead fell by 2% over the 1Q-2008 due to the Company’s cost optimization measures, especially reduced expenses from advertising and data-processing services, partially offset by the upturn in personnel expenses.

Discounting the appreciation of the Real, corporate overhead fell by 21% over the previous quarter, also due to the Company’s cost optimization measures, especially reduced expenses from specialized technical services, data processing, advertising and sponsorships.

Sales Volume – thousand barrels/day

Domestic sales volume fell by 8% over the 1Q-2008, led by diesel, naphtha and natural gas sales. Diesel sales were impacted by the non-operation of the emergency diesel-powered thermal plants in the 1Q-2009 (as occurred last year), the increase in the percentage of biodiesel to 3% as of July/2008 and the substantial decline in industrial output. Naphtha sales fell due to the crisis that affected the entire petrochemical chain as of the final quarter of 2008, resulting in reduced orders from the cracking plants. Natural gas sales were also jeopardized by lower consumption in the non-thermal market thanks to the economic crisis. Other factors contributing to the downturn included the bursting of the Transpetro gas pipeline due to the heavy rainfall in the south of Brazil and the replacement of gas by fuel oil due to the price differential.

Exports increased 16% year-on-year, led by oil, thanks to increased output, especially from the operational start-up of FPSO – Cidade de Rio das Ostras (Badejo), P-53 (Marlim Leste), P-51 (Marlim Sul) and FPSO – Cidade de Niterói (Marlim Leste).

International sales increased 22% year-on-year, primarily due to the inclusion of sales volume from the Japanese refinery acquired in April 2008, as well as the increase in trading operations.

PETROBRAS SYSTEM	Operating Performance

RESULT BY BUSINESS AREA R$ million (1)
		1st Quarter

4Q-2008		2009	2008	Δ %

5,292	EXPLORATION & PRODUCTION	2,485	9,594	(74)
(1,564)	SUPPLY	4,576	(435)	(1,152)
(24)	GAS & ENERGY	(80)	(398)	(80)
301	DISTRIBUTION	228	313	(27)
(2,212)	INTERNATIONAL (2)	(362)	38	(1,053)
2,739	CORPORATE	(1,560)	(1,375)	13
1,657	ELIMINATIONS	529	(498)	(206)

6,189	CONSOLIDATED NET INCOME	5,816	7,239	(20)

(1) Comments on the results by business area begin on page 16 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

PETROBRAS SYSTEM	Operating Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production from the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

The lower result reflected the new level of international oil prices and the decrease in natural gas sale/transfer volume, due to reduced demand, and the increase in exploratory costs due to the write-off of dry or economically unviable wells and higher geological and geophysical costs.

Part of these effects were offset by the 7% increase in average daily oil and NGL production and the lower government take.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.77/bbl in the 1Q-2008 to US$ 12.17/bbl in the 1Q09.

The quarter-over-quarter reduction was due to the decline in international oil prices and the reduction in gas sale/transfer volume, due to reduced demand, partially offset by the following factors:

• The lower government take;

• The 5% increase in daily oil and NGL production;

• Estimated losses from the impairment of assets booked in the 4Q-2008.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from US$ 6.96/bbl in the 4Q-2008 to US$ 12.17/bbl in the 1Q09.

The improvement in the Supply result was due to lower oil acquisition/transfer and oil products imports costs, reflecting the change in international price levels.

These effects were partially offset by higher freight charges on exports and trading transactions due to increased sales volume.

PETROBRAS SYSTEM	Operating Performance

The increase in the quarter-over-quarter result was due to the following factors:

• Reduced oil acquisition/transfer costs and the decline in oil product import costs;

• Lower SG&A expenses due to the reduction in freight costs;

• The decline in provisions for the reduction of inventories to market value;

• Higher equity income, reflecting the impact of the devaluation of the Real against the dollar on the debt of petrochemical investees in the 4Q-2008.

These effects were partially offset by:

• The decrease in domestic sales volume, reflecting the seasonal behavior of the agricultural and industrial sectors;

• The 7% reduction in average realization prices in Brazil, despite the maintenance of gasoline and diesel prices.

The improved result was due to the reduction in penalties for failure to supply thanks to the greater availability of infrastructure and greater gas supply flexibility, as well as lower electricity purchase costs due to the reduction in the difference settlement price. These effects were partially offset by reduced thermoelectric output – thanks to the increased level of the hydroelectric reservoirs – and the decline in natural gas sales volume.

The quarter-over-quarter operating result recorded an improvement due to lower costs from the sale of electricity (thanks to the reduction in spot market acquisition costs) and natural gas imports (due to the decline in the international natural gas price). These effects were partially offset by reduced demand for thermal energy (thanks to the increased level of the hydroelectric reservoirs) and the decline in gas sales volume.

However, this was more than offset by the reduction in minority interests, reflecting improved results from the Special Purpose Companies and subsidiaries in which Petrobras does not retain a 100% stake, which led to a reduction in the net result.

PETROBRAS SYSTEM	Operating Performance

The decline was caused by narrower sales margins, in turn due to lower average realization prices. This was partially offset by the 7.9% upturn in sales volume, primarily thanks to the consolidation of ALVO Distribuidora, despite the consequent increase in SG&A expenses.

The Company’s share of the fuel distribution market climbed from 35.9% in the 1Q-2008 to 38.8% in the 1Q-2009.

The lower result reflected the narrower sales margins due to the reduction in average realization prices, partially offset by the decrease in SG&A expenses caused by the reduction in provisions for doubtful debts and expenses from the 2008/09 collective bargaining agreement booked in the 4Q-2008.

The segment recorded a 38.8% share of the fuel distribution market in the 1Q-2009, versus 34.7% in the previous quarter.

The main events impacting the reduction were: i) the constitution of provisions for losses on investments in the USA (R$ 341 million): and ii) the decline in international oil prices.

Higher refining volumes and margins in the USA and Japan, together with the improved performance of joint refining and distribution operations in Argentina, increased gross profit by R$ 592 million.

The following factors also contributed to the improvement:

• The reduction in exploration costs, especially seismic and geological expenses (R$ 281 million) and the write-off of dry or economically unviable wells (R$ 103 million);

• Estimated impairment of assets in the 4Q-2008 (R$ 325 million);

• The reduction in losses from the devaluation of inventories in the USA and Japan (R$ 436 million);

• Losses from the devolution of Block 31 in Ecuador in the 4Q-2008 (R$ 182 million).

These events were partially offset by the constitution of provisions for losses on investments in the USA (R$ 341 million).

PETROBRAS SYSTEM	Operating Performance

The increase in the negative result was due to the upturn in the negative financial result (R$ 613 million), as dealt with on page 5, partially offset by the increase in income tax and social contribution credits.

The reduced result was due to the reduction in the net financial result (R$ 3,254 million), as mentioned on page 7, and the reversal of minority interest, reflecting the impact of the 4Q-2008 devaluation of the Real against the dollar on the debt of Special Purpose Companies and subsidiaries in which Petrobras and its subsidiaries do not retain a 100% stake.

PETROBRAS SYSTEM	Operating Performance

Consolidated Debt
	R$ million

	03.31.2009	12.31.2008	Δ %
Short-term Debt (1)	15,609	13,859	13
Long-term Debt (1)	54,698	50,854	8

Total	70,307	64,713	9
Cash and cash equivalents	19,532	15,889	23
Net Debt (2)	50,775	48,824	4
Net Debt/(Net Debt + Shareholder's Equity) (1)	26%	26%	-
Total Net Liabilities (1) (3)	284,894	276,275	3
Capital Structure
(third parties net / total liabilities net)	49%	50%	(1)

(1)	Includes contractual commitments involving the transfer of benefits, risk and the control of goods.
(2)	Total debt less cash and cash equivalents.
(3)	Total liabilities net of cash/financial investments.

	U$ million

	03.31.2009	12.31.2008	Δ %
Short-term Debt (1)	6,742	5,930	14
Long-term Debt (1)	23,626	21,760	9

Total	30,368	27,691	10

The net debt of the Petrobras System increased by 4% over the 4Q-2008 due to financing operations in the international market, especially the issue of global notes, and pre-shipment export financing. Most of the proceeds were allocated to financing the Company’s 2009/2013 business plan and its oil imports.

The level of indebtedness, measured by the net debt/EBITDA ratio, increased from 0.85 on December 31, 2008, to 0.95 on March 31, 2009. The portion of the capital structure represented by third parties was 49%, one percentage point down on the close of December 31, 2008.

PETROBRAS SYSTEM	Operating Performance

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On March 31, 2009, total investments amounted to R$ 14,380 million, 41% up on the total on March 31, 2008.

R$ million
	Jan-Mar
	2009	%	2008	%	Δ %
• Own Investments	12,889	90	8,430	83	53

Exploration & Production	7,122	50	4,692	46	52
Supply	2,838	20	1,790	18	59
Gas and Energy	1,447	10	359	3	303
International	1,012	7	1,335	13	(24)
Distribution	104	1	95	1	9
Corporate	366	2	159	2	130

• Special Purpose Companies (SPCs)	1,132	8	1,448	14	(22)

• Projects under Negotiation	359	2	319	3	13

Total Investments	14,380	100	10,197	100	41

R$ million
	Jan-Mar
	2009	%	2008	%	Δ %
International
Exploration & Production	877	87	1,138	85	(23)
Supply	71	7	100	7	(29)
Gas and Energy	54	5	42	3	29
Distribution	3	-	3	-	-
Other	7	1	52	5	(87)

Total Investments	1,012	100	1,335	100	(24)

R$ million
	Jan-Mar
	2009	%	2008	%	Δ %
Projects Developed by SPCs
Gasene	528	47	614	42	(14)
CDMPI	156	14	226	16	(31)
PDET Off Shore	4	-	155	11	(97)
Codajás	230	20	142	10	-
Mexilhão	171	15	121	8	41
Marlim Leste	36	3	98	7	(63)
Malhas	7	1	92	6	(92)

Total Investments	1,132	100	1,448	100	(22)

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 108 consortiums. These ventures will require total investments of around US$ 15,325 million by the end of 2009.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ millions
		1st Quarter

4Q-2008		2009	2008

65,193	Gross Operating Revenues	53,575	59,094
(13,057)	Sales Deductions	(10,980)	(12,259)

52,136	Net Operating Revenues	42,595	46,835
(37,581)	Cost of Goods Sold	(25,780)	(29,516)

14,555	Gross profit	16,815	17,319
	Operating Expenses
(2,151)	Sales	(1,864)	(1,558)
(2,164)	General and Administratives	(1,753)	(1,553)
(1,380)	Exploratory Cost	(1,011)	(685)
(933)	Losses on recovery of assets	-	-
(437)	Research & Development	(336)	(417)
(431)	Taxes	(151)	(149)
(359)	Pension and Health Plan	(369)	(356)
(1,997)	Other	(1,111)	(985)

(9,852)		(6,595)	(5,703)

	Net Financial Expenses
1,572	Income	784	786
(1,386)	Expenses	(1,218)	(846)
(39)	Net Monetary Variation	(117)	(150)
2,258	Net Exchange Variation	(298)	(26)

2,405		(849)	(236)

(7,447)		(7,444)	(5,939)
(1,106)	Participation in Equity Income	(371)	20

6,002	Operating Profit	9,000	11,400
(1,761)	Income Tax & Social Contribution	(2,842)	(3,931)
1,948	Minority Interest	(342)	(230)

6,189	Net Income	5,816	7,239

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Consolidated

Assets	R$ millions
	03.31.2009	12.31.2008

Current Assets	64,234	63,575

Cash and Cash Equivalents	19,532	15,889
Accounts Receivable	14,241	14,904
Inventories	17,957	19,977
Marketable Securities	297	289
Taxes Recoverable	9,245	9,641
Other	2,962	2,875

Non Current Assets	240,192	228,589

Long-term Assets	23,165	21,255

Petroleum & Alcohol Account	813	810
Marketable Securities	4,296	4,066
Deferred Taxes and Social Contribution	10,649	10,238
Prepaid Expenses	1,273	1,400
Accounts Receivable	2,453	1,327
Deposits - Legal Matters	1,895	1,853
Other	1,786	1,561

Investments	5,084	5,107
Fixed Assets	200,826	190,754
Intangible	7,846	8,003
Deferred	3,271	3,470

Total Assets	304,426	292,164

Liabilities	R$ millions
	03.31.2009	12.31.2008

Current Liabilities	63,584	62,557

Short-term Debt	15,025	13,274
Suppliers	15,882	17,028
Taxes and Social Contribution	12,254	12,741
Project Finance	169	189
Pension and Health Plan	1,250	1,152
Dividends	9,631	9,915
Salaries, Benefits and Charges	1,883	2,016
Other	7,490	6,242
Non Current Liabilities	93,938	88,589

Long-term Debt	53,959	50,049
Pension Plan	3,396	3,476
Health Plan	10,543	10,297
Deferred Taxes and Social Contribution	14,396	13,100
Provision for well abandonment	6,671	6,582
Deferred Income	1,215	1,293
Other	3,758	3,792
Minority interest	2,497	2,653
Shareholders’ Equity	144,407	138,365

Capital Stock	78,967	78,967
Reserves/Net Income	65,440	59,398

Total Liabilities	304,426	292,164

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flows – Consolidated

R$ millions
		1st Quarter

4Q-2008		2009	2008

6,189	Net Income	5,816	7,239
9,427	(+) Adjustments	6,543	3,442

3,568	Depreciation & Amortization	3,203	2,567
1,288	Charges on Financing and Connected Companies	666	876
(1,948)	Minority interest	342	230
1,106	Result of Equity Income	371	(20)
3,797	Income Tax and deffered contributions	453	702
6,102	Inventory Variation	1,821	(1,898)
(2,589)	Supplier Variation	(997)	400
505	Pension and Health Plan Variation	265	330
(6,840)	Tax Variation	335	470
590	Write-off of dry wells	562	266
2,687	Losses on recovery of assets	244	4
1,161	Other Adjustments	(722)	(485)

15,616	(=) Cash Generated by Operating Activities	12,359	10,681
(18,891)	(-) Cash used in Investment Activities	(14,427)	(10,761)

(8,897)	Investment in E&P	(7,035)	(5,475)
(5,210)	Investment in Refining and Transportation	(4,190)	(2,563)
(1,658)	Investment in Gas and Energy	(1,816)	(1,421)
(235)	Investiments in Distribution	(102)	(78)
(1,753)	Investment in International Segment	(951)	(1,183)
(910)	Marketable Securities	85	149
146	Dividends	18	37
(374)	Other investments	(436)	(227)

(3,275)	(=) Free cash flow	(2,068)	(80)
8,230	(-) Cash used in Financing Activities	5,598	(1,416)

8,256	Financing	5,609	2,658
(26)	Dividends	(11)	(4,074)
158	FX effect in cash and cash equivalents	113	(15)

5,113	(=) Cash generated in the period	3,643	(1,511)

10,776	Cash at the Beginning of Period	15,889	13,071
15,889	Cash at the End of Period	19,532	11,560

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Added Value – Consolidated

	R$ millions
	1st Quarter
	2009	2008
Revenue
Sale of products and services*	54,408	59,559
Assets construction	11,559	8,615

	65,967	68,174

Materials acquisitions from third parties
Raw Materials Used	(8,491)	(9,102)
Products for Resale	(5,084)	(9,633)
Energy, Services & Other	(15,108)	(9,456)
Tax	(3,876)	(4,366)
Losses on recovery of assets	(244)	(3)

	(32,803)	(32,560)

Gross Added Value	33,164	35,614

Retentions
Depreciation & Amortization	(3,203)	(2,567)

Net Added Value produced by company	29,961	33,047

Added Value Received
Equity Income Result	(369)	92
Financial Revenue - including monetary and exchange variation	784	786
Goodwill & discount amortization	2	(75)
Rent and Royalties and other	661	171

	1,078	974

Added Value to Distribute	31,039	34,021

Distribution of Added Value

Personnel and administratives
Salaries
Salaries	2,396	2,112
Benefits
Advantages	177	148
Health, Retirement and Pension Plan	593	654
FGTS	175	147

	3,341	3,061

Tax
Federal Government	10,272	14,212
States	5,772	5,346
Municipal	46	58
Foreign states	1,249	881

	17,339	20,497

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variation	1,710	1,393
Rent and freight expenses	2,491	1,601

	4,201	2,994

Shareholders
Minority Interest	342	230
Retained Earnings	5,816	7,239

	6,158	7,469

Distributed Added Value	31,039	34,021

* Net of Provisions for Doubtful Debts.

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by Business Area - Jan-Mar/2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	13,903	34,372	3,119	13,858	4,605	-	(27,262)	42,595

Intersegments	13,556	12,290	577	465	374	-	(27,262)	-
Third Parties	347	22,082	2,542	13,393	4,231	-	-	42,595
Cost of Goods Sold	(8,755)	(25,716)	(2,679)	(12,784)	(3,833)	-	27,987	(25,780)

Gross Profit	5,148	8,656	440	1,074	772	-	725	16,815
Operating Expenses	(1,455)	(1,541)	(539)	(688)	(747)	(1,703)	78	(6,595)
Sales, General & Administrative	(182)	(1,276)	(259)	(702)	(470)	(805)	77	(3,617)
Taxes	(20)	(27)	(22)	(6)	(30)	(46)	-	(151)
Exploratory Costs	(858)	-	-	-	(153)	-	-	(1,011)
Research & Development	(149)	(80)	(8)	(4)	(1)	(94)	-	(336)
Health and Pension Plans	-	-	-	-	-	(369)	-	(369)
Other	(246)	(158)	(250)	24	(93)	(389)	1	(1,111)

Operating Profit (Loss)	3,693	7,115	(99)	386	25	(1,703)	803	10,220
Net of Interest Income (Expenses)	-	-	-	-	-	(849)	-	(849)
Equity Income	-	(46)	29	(26)	(335)	7	-	(371)

Income (Loss) Before Taxes and Minority Interests	3,693	7,069	(70)	360	(310)	(2,545)	803	9,000
Income Tax & Social Contribution	(1,255)	(2,419)	34	(132)	(28)	1,232	(274)	(2,842)
Minority Interests	47	(74)	(44)	-	(24)	(247)	-	(342)

Net Income (Loss)	2,485	4,576	(80)	228	(362)	(1,560)	529	5,816

Consolidated Result by Business Area - Jan-Mar/2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	25,010	37,466	3,365	12,487	4,444	-	(35,937)	46,835

Intersegments	24,692	10,172	424	200	449	-	(35,937)	-
Third Parties	318	27,294	2,941	12,287	3,995	-	-	46,835
Cost of Goods Sold	(9,362)	(37,081)	(3,161)	(11,388)	(3,638)	-	35,114	(29,516)

Gross Profit	15,648	385	204	1,099	806	-	(823)	17,319
Operating Expenses	(1,016)	(1,092)	(723)	(629)	(645)	(1,664)	66	(5,703)
Sales, General & Administrative	(129)	(1,071)	(249)	(627)	(346)	(754)	65	(3,111)
Taxes	(15)	(32)	(9)	(1)	(24)	(68)	-	(149)
Exploratory Costs	(538)	-	-	-	(147)	-	-	(685)
Research & Development	(213)	(82)	(31)	(3)	(1)	(87)	-	(417)
Health and Pension Plan	-	-	-	-	-	(356)	-	(356)
Other	(121)	93	(434)	2	(127)	(399)	1	(985)

Operating Profit (Loss)	14,632	(707)	(519)	470	161	(1,664)	(757)	11,616
Net of Interest Income (Expenses)	-	-	-	-	-	(236)	-	(236)
Equity Income	-	1	(16)	3	35	(3)	-	20

Income (Loss) Before Taxes and Minority Interests	14,632	(706)	(535)	473	196	(1,903)	(757)	11,400
Income Tax & Social Contribution	(4,975)	240	176	(160)	(98)	627	259	(3,931)
Minority Interest	(63)	31	(39)	-	(60)	(99)	-	(230)

Net Income (Loss)	9,594	(435)	(398)	313	38	1,375	(498)	7,239

PETROBRAS SYSTEM	Financial Statements

EBITDA(1) Consolidated Statement by Business Area - Jan - Mar/2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Profit (2)	3,693	7,115	(99)	386	25	(1,703)	803	10,220
Depreciation / Amortization	1,716	626	225	81	440	115	-	3,203

EBITDA (1)	5,409	7,741	126	467	465	(1,588)	803	13,423

(1) Operating income before the financial results and equity income excluding depreciation /amortization.
(2) Including Employee Sharing Profit

Statement of Other Operating Income (Expenses) - Jan-Mar/2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Inventory adjustment	-	(117)	(14)	-	(113)	-	-	(244)
Institutional relations and cultural projects	(18)	(6)	(3)	(5)	-	(159)	-	(191)
Operational expenses with thermoeletric	-	-	(177)	-	-	-	-	(177)
Non programmed stoppages in installations and production equipment	(78)	(40)	-	-	-	-	-	(118)
HSE Expenses	(18)	(9)	(1)	-	-	(54)	-	(82)
Losses and Contingencies related to Lawsuit	(10)	(19)	-	(15)	(7)	(27)	-	(78)

Contractual losses from ship-or-pay transport services	-	-	-	-	(14)	-	-	(14)
Fines and Contractual Charges	-	-	(23)	-	-	-	-	(23)

Incentive, Donations and Governamental Subvention	-	108	-	-	-	-	-	108
Other	(122)	(75)	(32)	44	41	(149)	1	(292)

	(246)	(158)	(250)	24	(93)	(389)	1	(1,111)

Statement of Other Operating Income (Expenses) - Jan-Mar/2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	(21)	(16)	-	(9)	-	(233)	-	(279)
Operational expenses with thermoeletric	-	-	(161)	-	-	-	-	(161)
Non-scheduled stoppages in installations and production equipment	(22)	(31)	-	-	-	-	-	(53)
HSE Expenses	(6)	(17)	(1)	-	-	(55)	-	(79)
Losses and Contingencies related to Lawsuit	(9)	(7)	-	(1)	(126)	(10)	-	(153)

Contractual losses from ship-or-pay transport services	-	-	-	-	(21)	-	-	(21)
Fines and Contractual Charges	-	-	(253)	-	-	-	-	(253)

Incentive, Donations and Governmental Subvention	-	181	-	-	-	-	-	181
Others	(63)	(17)	(19)	12	20	(101)	1	(167)

	(121)	93	(434)	2	(127)	(399)	1	(985)

PETROBRAS SYSTEM	Financial Statements

Consolidated Assets by Business Area - 03.31.2009

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	120,393	65,893	37,109	9,998	32,536	45,559	(7,062)	304,426

CURRENT ASSETS	5,302	21,537	4,322	5,313	5,152	29,260	(6,652)	64,234

CASH AND CASH EQUIVALENTS	-	-	-	-	-	19,532	-	19,532
OTHER	5,302	21,537	4,322	5,313	5,152	9,728	(6,652)	44,702
NON-CURRENT ASSETS	115,091	44,356	32,787	4,685	27,384	16,299	(410)	240,192

LONG-TERM ASSETS	4,010	2,027	2,485	765	1,609	12,666	(397)	23,165
PROPERTY, PLANTS AND EQUIPMENT	107,448	38,887	28,927	3,211	19,949	2,450	(46)	200,826
OTHER	3,633	3,442	1,375	709	5,826	1,183	33	16,201

Consolidated Assets by Business Area - 12.31.2008

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	116,175	64,783	36,180	10,321	33,243	40,582	(9,120)	292,164

CURRENT ASSETS	5,881	23,620	5,344	5,681	5,848	25,008	(7,807)	63,575

CASH AND CASH EQUIVALENTS	-	-	-	-	-	15,889	-	15,889
OTHERS	5,881	23,620	5,344	5,681	5,848	9,119	(7,807)	47,686
NON-CURRENT ASSETS	110,294	41,163	30,836	4,640	27,395	15,574	(1,313)	228,589

LONG-TERM ASSETS	4,188	1,891	2,323	735	1,335	11,997	(1,214)	21,255
PROPERTY, PLANTS AND EQUIPMENT	102,290	35,845	27,025	3,193	20,084	2,361	(44)	190,754
OTHER	3,816	3,427	1,488	712	5,976	1,216	(55)	16,580

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Consolidated Results by International Business Area - Jan-Mar 2009

	R$ MILLIONS INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS	24,165	6,067	3,023	807	4,051	(5,577)	32,536

Income Statement
Net Operating Revenues	1,123	2,856	509	1,146	2	(1,031)	4,605

Intersegments	644	639	91	31	-	(1,031)	374
Third Parties	479	2,217	418	1,115	2	-	4,231
Operating Profit (Loss)	194	(187)	63	60	(197)	92	25
Net Income (Loss)	13	(540)	49	61	(37)	92	(362)

	R$ MILLIONS INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

ASSETS (12.31.2008)	24,207	6,387	3,245	859	4,104	(5,559)	33,243

Income Statement - Jan-Mar/2008
Net Operating Revenues	1,111	2,758	482	1,050	1	(958)	4,444

Intersegments	625	651	116	15	-	(958)	449
Third Parties	486	2,107	366	1,035	1	-	3,995
Operating Profit (Loss)	239	(5)	140	(44)	(121)	(48)	161
Net Income (Loss)	114	13	81	(35)	(87)	(48)	38

PETROBRAS SYSTEM	Appendices

1. Petroleum and Ethanol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the remaining differences between the parties.

The account balance of R$ 813 million on March 31, 2009 (R$ 810 million on December 31, 2008), may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 13,211 million.

R$ million
		1st Quarter

4Q-2008		2009	2008	Δ %

	Economic Contribution - Country
8.367	Value Added Tax on Sales and Services (ICMS)	5.758	5.346	8
813	CIDE (1)	1.052	1.944	(46)
2.604	PASEP/COFINS	3.028	3.046	(1)
2.124	Income Tax & Social Contribution	2.705	3.888	(30)
(208)	Other	668	418	60

13.700	Subtotal Country	13.211	14.642	(10)

820	Economic Contribution - Foreign	1.079	852	27

14.520	Total	14.290	15.494	(8)

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE.

3. Government Take
R$ million
		1st Quarter

4Q-2008		2009	2008	Δ %

	Country
1,934	Royalties	1,646	2,397	(31)
2,073	Special Participation	1,278	2,430	(47)
34	Surface Rental Fees	29	30	(3)

4,041	Subtotal Country	2,953	4,857	(39)

162	Foreign	96	146	(34)

4,203	Total	3,049	5,003	(39)

The government take in the country in the 1Q-2009 fell by 39% over the 1Q-2008, due to the 41% decline in the reference price for local oil, which averaged R$ 84.14 (US$ 36.41) in the 1Q-2009, versus R$ 142.47 (US$ 82.12) in the same period in 2008, reflecting the average Brent price on the international market.

In relation to the 4Q-2008, the government take fell by 27%, due to the 15% reduction in the reference price for local oil, which averaged R$ 84.14 (US$ 36.41) in the 1Q-2009, versus R$ 98.64 (US$ 43.79) in the 4Q-2008, reflecting the average Brent price in the international market, exceeding the impact of the change in the tax rate due to increased output from the new systems throughout 2008.

PETROBRAS SYSTEM	Appendices

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ millions

	Shareholders Equity	Results
. According to PETROBRAS information	150,390	6,161
. Profit in the sales of products in affiliated inventories	(508)	(508)
. Reversal of profits on inventory in previous years	-	660
. Capitalized interest	(409)	6
. Absorption of negative net worth in affiliated companies *	(4,727)	(508)
. Other eliminations	(339)	5

. According to consolidated information	144,407	5,816

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on March 31, 2009, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
		1st Quarter

4Q-2008		2009	2008

-34.89%	Petrobras ON	28.70%	-14.60%
-34.93%	Petrobras PN	25.00%	-16.30%
-44.28%	ADR- Level III - ON	24.42%	-11.39%
-45.46%	ADR- Level III - PN	20.04%	-11.98%
-24.20%	IBOVESPA	8.99%	-4.57%
-19.12%	DOW JONES	-13.30%	-7.55%
-24.61%	NASDAQ	-3.07%	-14.07%

Petrobras’ shares had a book value of R$ 17.29 on March 31, 2009.

PETROBRAS SYSTEM	Appendices

6. Foreign Exchange Exposure

Assets	R$ millions

	03.31.2009	12.31.2008

Current Assets	7,282	7,573

Cash and Cash Equivalents	4,224	4,643
Other Current Assets	3,058	2,930

Non-current Assets	25,951	30,766

Amounts invested abroad by
partner companies, in the international segment,
in E&P equipments to be used in Brazil and in
commercial activities.	24,965	30,052
Long-term Assets	701	525
Property, plant and equipment	285	189

Total Assets	33,233	38,339

Liabilities	R$ millions

	03.31.2009	12.31.2008

Current Liabilities	(7,691)	(9,063)

Short-term Financing	(4,021)	(3,345)
Suppliers	(2,634)	(4,387)
Others Current Liabilities	(1,036)	(1,331)

Long-term Liabilities	(12,582)	(12,470)

Long-term Financing	(11,494)	(11,292)
Others Long-term Liabilities	(1,088)	(1,178)

Total Liabilities	(20,273)	(21,533)

Net Assets (Liabilities) in Reais	12,960	16,806

( + ) Investment Funds - Exchange	126	2
( - ) FINAME Loans - dollar indexed reais	(346)	(344)

Net Assets (Liabilities) in Reais	12,740	16,464

* The results of investments in Exchange Funds are booked under Financial Revenue.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ millions
		1st Quarter

4Q-2008		2009	2008

52,040	Gross Operating Revenues	39,983	44,861
(11,635)	Sales Deductions	(9,511)	(11,053)

40,405	Net Operating Revenues	30,472	33,808
(26,674)	Cost of Products Sold	(17,217)	(19,316)

13,731	Gross Profit	13,255	14,492
	Operating Expenses
(1,822)	Sales	(1,704)	(1,457)
(1,446)	General & Administrative	(1,135)	(1,092)
(849)	Exploratory Cost	(858)	(538)
(603)	Losses on recovery assets	-	-
(432)	Research & Development	(332)	(413)
(196)	Taxes	(67)	(90)
(341)	Health and Pension Plans	(350)	(336)
(771)	Other	(1,250)	(924)

(6,460)		(5,696)	(4,850)

	Net Financial
1,511	Income	1,728	1,441
(2,120)	Expenses	(1,808)	(1,346)
(31)	Net Monetary Variation	(136)	(96)
5,617	Net Exchange Variation	(547)	(165)

4,977		(763)	(166)

(1,483)		(6,459)	(5,016)
(479)	Paticipation in Equity Income	1,644	863

11,769	Operating Income	8,440	10,339
(2,154)	Income Tax / Social Contribution	(2,279)	(3,280)

9,615	Net Income	6,161	7,059

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ millions

	03.31.2009	12.31.2008

Current Assets	52,323	51,257

Cash and Cash Equivalents	15,177	11,268
Accounts Receivable	13,529	17,370
Inventories	14,577	13,848
Dividends Receivable	999	988
Taxes Recoverable	6,314	6,273
Other	1,727	1,510
Non-current Assets	268,710	259,754

Long-term Assets	107,713	107,619

Oil & Alcohol Account	813	810
Subsidiaries and affiliated companies	90,110	91,089
Structured Projects	2,346	2,039
Marketable Securities	3,809	3,598
Advance for Pension Plan	-	-
Deferred Taxes and Social Contribution	7,007	6,615
Judicial Deposits	1,578	1,542
Anticipated Expenses	437	445
Other	1,613	1,481

Investments	30,786	28,307
Property, plant and equipment	125,665	119,207
Intangible	3,751	3,782
Deferred	795	839

Total Assets	321,033	311,011

Liabilities	R$ millions

	03.31.2009	12.31.2008

Current Liabilities	114,340	111,699

Short-term Debt	3,441	2,506
Risk and assets control	4,779	5,053
Suppliers	72,910	72,032
Taxes & Social Contribution Payable	10,101	10,538
Dividends / Interest on Own Capital	9,631	9,915
Structured Projects	400	401
Health and Pension Plan	1,185	1,072
Clients Anticipation	314	298
Receivable Cash Flow	6,658	5,765
Other	4,921	4,119
Long-term Liabilities	56,302	55,261

Long-term Debt	10,943	11,457
Risk and assets control	12,583	12,702
Subsidiaries and affiliated companies	876	1,101
Pension plan	2,871	2,966
Health Care Benefits	9,741	9,510
Deferred Taxes & Social Contribution	12,576	10,822
Provision for abandonment	6,041	5,976
Other	671	727
Shareholders' Equity	150,391	144,051

Capital	78,967	78,967
Capital Reserves	71,424	65,084

Total Liabilities	321,033	311,011

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Cash Flow – Parent Company

R$ millions
		1st Quarter

4Q-2008		2009	2008

9,615	Net Income	6,161	7,059
5,175	(+) Adjustments	5,796	6,016

2,339	Depreciation & Amortization	2,147	1,774
(5)	Oil and Alcohol Accounts	(4)	(2)
6,546	Oil and Oil Products Supply - Foreign	1,486	6,159
(14,881)	Charges on Financing and Connected Companies	(696)	210
11,176	Other Adjustments	2,863	(2,125)
14,790	(=) Cash Generated by Operating Activities	11,957	13,075
(12,753)	(-) Cash used for Cap.Expend.	(10,341)	(7,244)

(6,621)	Investment in E&P	(4,919)	(3,929)
(3,942)	Investment in refinning and transport	(3,327)	(2,285)
(1,062)	Investment in Gas and Energy	(1,487)	(685)
(58)	Investments in International Area	(3)	(13)
-	Investment in Distribution	(1)	-
(362)	Structured Projects - Net of Advance Money	(365)	(355)
58	Dividends	53	208
(275)	Marketable Securities	81	-
(491)	Other Investments	(373)	(185)

2,037	(=) Free Cash Flow	1,616	5,831
1,461	(-) Cash used in Financing Activities	2,293	1,409
3,498	(=) Cash Generated in the Period	3,909	7,240

7,770	Cash at the Beginning of Period	11,268	7,848
11,268	Cash at the End of Period	15,177	15,088

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Added Value - Parent Company

	R$ millions
	1st Quarter
	2009	2008
Revenue
Sale of products and services	40,553	45,129
Assets construction	8,326	5,856

	48,879	50,985
Material acquisition from third parties
Raw Materials Used	(5,041)	(5,420)
Products for Resale	(3,768)	(6,716)
Energy, services and other	(12,019)	(6,637)
Fiscal credits over raw materials from thrid parties	(3,237)	(3,988)
Loss / Recovery of assets value	(99)	(3)

Gross Added Value	24,715	28,221

Retention
Depreciation and Amortization	(2,147)	(1,774)

Net Added Value produced by the Company	22,568	26,447

Added Value received in transference
Equity Income	1,643	920
Financial Income - including monetary and exchange variation	1,052	1,362
Goodwill & discount amortization	2	(57)
Rent, royalties and other	612	142

	3,309	2,367
TOTAL ADDED VALUE TO DISTRIBUTE	25,877	28,814

Distribution of Added Value
Personnel
Salaries / Sharing Profit
Salaries	1,674	1,496
Benefits
Advantages	108	108
Health, Retirement and Pension Plan	570	616
FGTS	153	132

	2,505	2,352
Tax
Federal Government	9,032	12,715
States	3,042	3,024
Municipal	26	31

	12,100	15,770
Remuneration from third parties
Interest, FX Rate and Monetary Variation	1,815	1,527
Rent and freight expenses	3,296	2,106

	5,111	3,633
Own Capital Remuneration
Retained Earnings	6,161	7,059

	6,161	7,059

Distributed Added Value	25,877	28,814

PETROBRAS

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.